Exhibit 99.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

As independent petroleum engineers, we hereby consent to the inclusion of the information included in this Form 20-F with respect to the Fayetteville Shale oil and gas reserves of BHP Billiton Petroleum as of June 30, 2011. We hereby further consent to all references to our firm included in this Form 20-F and to the incorporation by reference in the Registration Statements on Forms 20-F of such information.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

Dallas, Texas

August 19, 2011

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